UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On December 23, 2024, Lion Group Holding Ltd. (the “Company”) held the Company’s 2024 Annual Meeting of Shareholders (the “Annual Meeting”). Five items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1. To elect the following persons as Class II Directors of the Company, pursuant to the Company’s Articles of Association.

Nominee	Share Class	For	Against	Abstain
Chunning WANG	A1	1,020,118,931	20,167,500	68,078,150
	B2	6,488,784,500	-	-
Anthony Lau Hoi Ho	A1	1,020,719,681	19,566,750	68,078,150
	B2	6,488,784,500	-	-
Tak Wing Lo	A1	1,020,715,331	19,571,100	68,078,150
	B2	6,488,784,500	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

Proposal No. 2. To ratify, confirm, approve and adopt the appointment of HTL International, LLC as auditor of the Company for the fiscal year ending December 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

Share Class	For	Against	Abstain
A1	1,015,928,581	14,495,650	77,940,350
B2	6,488,784,500	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

Proposal No. 3a. To approve the sub-division of each authorized share of the Company of a par value of US$0.0001 into 1,000 shares with a par value of US$0.0000001 with the result of an authorized capital of 50,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 40,000,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000,000 preferred Shares of a par value of US$0.0000001 each.

Share Class	For	Against	Abstain
A1	987,932,581	52,367,100	68,064,900
B2	6,488,784,500	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

Proposal No. 3b.. To approve by a special resolution that Section 6 of the fourth amended and restated memorandum of association of the Company be replaced with the following:

“6. The capital of the Company is US$5,000,000 divided into 50,000,000,000,000 shares with a nominal or par value of US$0.0000001 each, comprising (a) 40,000,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each; (b) 7,500,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each; and (c) 2,500,000,000,000 preferred Shares of a par value of US$0.0000001 each. Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine.”

Share Class	For	Against	Abstain
A1	996,908,331	43,499,600	67,956,650
B2	6,488,784,500	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

Proposal No. 4. To approve by a special resolution the fifth amended and restated memorandum of association and the fourth amended and restated articles of association of the Company in connection with the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company (the “Class B Ordinary Shares”) from one hundred (100) votes per Class B Ordinary Share to ten thousand (10,000) votes per Class B Ordinary Share.

Share Class	For	Against	Abstain
A1	1,000,966,431	39,379,250	68,018,900
B2	6,488,784,500	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

Proposal No. 5. To approve that the chairman of the annual general meeting be directed to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 -4.

Share Class	For	Against	Abstain
A1	1,081,016,381	26,155,050	1,193,150
B2	6,488,784,500	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share.

2.	Each Class B Ordinary Share is entitled to one hundred votes per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2024	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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